                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                  SCHEDULE TO
                                (RULE 14d-100)

                     TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               XTRA CORPORATION
                      (Name of Subject Company (Issuer))

                         BX MERGER SUB INC. (Offeror)
                   BERKSHIRE HATHAWAY INC. (Offeror Parent)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   984138107
                    (CUSIP Number for Class of Securities)

                                ---------------
                                MARC D. HAMBURG
                                VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                               OMAHA, NE  68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------
                                   COPY TO:

                            R. GREGORY MORGAN, ESQ.
                          MUNGER, TOLLES & OLSON LLP
                            355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE

  TRANSACTION VALUATION                                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

        $  *                                                    $  *

--------------------------------------------------------------------------------
* N/A

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

[X]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
---------------------

XTRA Corporation To Be Acquired by Berkshire Hathaway $55.00 Per Share Offered


Westport, CT and Omaha, NE (July 31, 2001) XTRA Corporation ("XTRA") (NYSE: XTR) and Berkshire Hathaway Inc. ("Berkshire Hathaway") (NYSE: BRK.A, BRK.B) announced today that they have approved and entered into a definitive Merger Agreement which calls for a cash tender offer of $55.00 per share to holders of XTRA common stock by a wholly owned subsidiary of Berkshire Hathaway.

The tender offer is expected to commence on August 14, 2001 and will be for all of XTRA's outstanding common stock. Upon successful completion of the tender offer, the Merger Agreement calls for a merger pursuant to which the remaining stockholders will receive cash in the same amount as paid in the tender offer.

The value of the transaction is approximately $590 million. Upon successful consummation of the transaction, XTRA will become a wholly owned subsidiary of Berkshire Hathaway and will continue to be headquartered in Westport, Connecticut.

The Board of Directors of XTRA has unanimously approved the Merger Agreement.
In addition, Tiger Management LLC and Tiger Performance LLC, which own in the aggregate approximately 27% of XTRA's common stock, support the transaction and have agreed to tender their shares in the tender offer. Goldman, Sachs & Co. acted as financial adviser to XTRA and delivered a fairness opinion to the Board of Directors of XTRA.

Robert B. Goergen, Chairman of XTRA and Lewis Rubin, President and Chief Executive Officer of XTRA, together stated, "We believe that this transaction provides fair value to our stockholders and that the association with Berkshire Hathaway will allow XTRA to both grow its business and benefit from a lower cost of capital. We would like to recognize all those individuals who have helped build XTRA into such a successful transportation entity. It is a credit to the quality of our equipment fleet, brandname, operations, and employees that Warren Buffett and Berkshire Hathaway have chosen to make this investment."

Warren Buffett, Chairman of Berkshire Hathaway, said, "XTRA is an outstanding business with a wonderful reputation. It will be a great addition to the Berkshire Hathaway group of businesses."

The tender offer is subject to certain conditions, including the tender of not less than a majority of XTRA's outstanding common stock, on a fully diluted basis, and the obtaining of all necessary governmental approvals. The tender offer will expire twenty business days after it is commenced, but may be extended under certain circumstances.

XTRA, a leading operating lessor of transportation equipment, was founded in 1957. Headquartered in Westport, Connecticut, XTRA leases over-the-road trailers, marine containers, and intermodal equipment, including intermodal trailers, chassis, and domestic containers.

Berkshire Hathaway is a holding company owning subsidiaries engaged in a number of diverse business activities. The most important of these is the property and casualty insurance business conducted on both a direct and reinsurance basis through a number of subsidiaries.

XTRA stockholders are advised to read the tender offer statement regarding the acquisition of XTRA referenced in this news release, which will be filed by Berkshire Hathaway and BX Merger Sub Inc. with the SEC, and the related solicitation/recommendation statement which will be filed by XTRA with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to this offer. These documents will be made available to all stockholders of XTRA at no expense to them. These documents also will be available at no charge at the SEC's web site, www.sec.gov.

XTRA expects to report its fiscal third quarter earnings in a regularly scheduled press release later today. Interested parties are invited to listen to a simultaneous webcast of XTRA's Fiscal 2001 Third Quarter analyst conference call tomorrow, Wednesday, August 1, 2001, at 10:00 a.m. EDT. The webcast can be accessed via the corporate section of XTRA's Web site, www.xtra.com. A replay of the webcast as well as a copy of the presentation will be available on the Web site for one week following the call.

This press release contains forward-looking statements with respect to management's beliefs about the financial condition, results of operations and businesses of XTRA and Berkshire Hathaway in the future. These statements involve risks and uncertainties. The actual outcome could differ materially from that contemplated by such statements. Factors that could cause or contribute to such differences could include, but are not limited to: general business conditions; the variability of XTRA's revenues and its fixed operating expenses; the impact of the North American and international economies on revenues, lease rates and utilization; and fluctuations in interest rates and foreign exchange rates. These risks are discussed under the caption "Cautionary Statements for Purposes of the `Safe Harbor' Provisions of the Private Securities Litigation reform Act of 1995" in XTRA's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 on file with the SEC.

CONTACT: Berkshire Hathaway, Marc Hamburg, 402/346-1400 or XTRA Corporation, Stephanie Johnson, 203/221-1005.